Exhibit 8.1

List of Significant Subsidiaries

Name of Subsidiary	Place of Incorporation
New Innovations BVI Limited	British Virgin Islands
New Innovations Limited	Hong Kong
BitVentures America Inc	United States
Freedom Mining LLC	United States
BTV-NDR eCommerce LLC	United States
Santech Global Hong Kong Limited	Hong Kong